Exhibit 99.1

Interim Financial Information

Flex LNG Ltd.

Fourth Quarter 2020
February 17, 2021

1	Flex LNG Ltd. Fourth Quarter Results 2020

February 17, 2021 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the fourth quarter and year ended December 31, 2020.
Highlights:
•	Revenues of $67.4 million for the fourth quarter 2020, compared to $33.1 million for the third quarter 2020.
•	Net income of $25.8 million and earnings per share of $0.48 for the fourth quarter 2020, compared to $3.8 million and earnings per share of $0.07 for the third quarter 2020.
•	Average Time Charter Equivalent[1] ("TCE") rate of $73,712 per day for the fourth quarter 2020, compared to $46,569 per day for the third quarter 2020.
•	Adjusted EBITDA[1] of $50.2 million for the fourth quarter 2020, compared to $21.9 million for the third quarter 2020.
•	Adjusted net income[1] of $24.2 million for the fourth quarter 2020, compared to $1.2 million for the third quarter 2020.
•	Adjusted earnings per share[1] of $0.45 for the fourth quarter 2020, compared to $0.02 for the third quarter 2020.
•	In October 2020, the Company took delivery of its tenth newbuilding LNG carrier, Flex Amber, which commenced a 12-month time charter with variable hire.
•	In January 2021, the Company took delivery of its eleventh and twelfth newbuilding LNG carriers, Flex Freedom and Flex Volunteer, which immediately commenced short-term charters at attractive rates.
•
In November 2020, the Company announced a share buy-back program for up to 4,110,584 shares. As at the date of this report, the Company has repurchased 300,000 shares at an aggregate cost of $2.6 million, or $8.62 per share.

•
Mr. Harald Gurvin, Chief Financial Officer of Flex LNG Management AS, has decided to leave the Company with effect from March 31, 2021. The Company has appointed Mr. Knut Traaholt, a senior banker with Swedbank, to succeed Mr. Gurvin. Mr. Traaholt will join the Company during the second quarter 2021 and during this period, Mr. Gurvin will be available in an advisory capacity to the Company in order to ensure a smooth transition.

•	The Board of Directors has declared a cash dividend for the fourth quarter of $0.30 per share.

1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

2	Flex LNG Ltd. Fourth Quarter Results 2020

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“During the last quarter of 2020 and into 2021, the LNG market improved markedly driven by strong demand from Asia due to a combination of cold weather and economic recovery, which resulted in a shortage of both LNG and ships to transport it. LNG prices, which hit synchronized lows following the Covid-19 pandemic, rebounded with an 18 times price increase of Asian LNG from the low in April 2020 to the highs in January 2021, a remarkable turn-around. With the pull from Asia and a relative cold start to 2021 in Northern Europe, gas inventories in Europe, which hit tank tops in the autumn, have been depleted. This has firmed up future gas prices, as restocking will be required during spring and summer months. Restocking demand, particularly in Europe, will mean more demand for flexible US cargoes during the summer, and we therefore do not expect a repeat of the flurry of US cargo cancellations which adversely affected the market in 2020. With an improved economic outlook, we do expect LNG exports to grow steadily in 2021, as the US is expected to produce close to capacity and this will also be positive for shipping demand.
For Flex LNG, the recent improvement in the market is evident from the results we are presenting today with average Time Charter Equivalent earnings of ~$74,000 per day in line with guidance of $70,000 to $75,000. We have also been able to book 87 per cent of the first quarter at healthy rates and we therefore expect our revenues to grow from $67 million in the fourth quarter of 2020 to between $80 and $90 million in the first quarter of 2021. The stronger trading results reflects generally higher charter rates at the start of the year, as well as delivery of two newbuildings in January 2021. With improved financial performance and a strong balance sheet, we are therefore pleased to announce an increase of our quarterly dividend from $0.10 per share for the third quarter to $0.30 per share for the fourth quarter, which represents an attractive yield for our shareholders.
With the recent fleet additions, our operating fleet has grown to 12 vessels on the water, and we expect to take delivery of the last newbuilding in the second quarter. With the final delivery, our fleet will consist of 13 large LNG carriers with the latest generation technology. These ships are more than 50 per cent more efficient than the steam turbine ships and represent a big reduction in the carbon footprint for the industry.
We are also pleased to see some recent improvements when it comes to crew changes as some restrictions have been eased, but not sufficiently in our view. The lockdowns have made such crew changes difficult to carry out on time and seafarers on overdue contracts have been widespread in the industry because of these limitations. Seafarers on time in our fleet is now 96 per cent and we aim to bring this number up to 100 per cent as soon as possible. Notwithstanding the obstacles mentioned we have been able to deliver and crew four newbuildings in 2020 and two in 2021 in line with our plans and we would once again like to extend our thanks to the crew and our newbuilding teams for their diligent effort during a challenging period.
Lastly, I would like to extend my sincere thanks to Harald Gurvin. He has made an invaluable contribution to the successful growth of Flex LNG over the last years. Additionally, he has during his more than 12 years with our related company SFL Corporation done a fantastic job for the wider group. During his tenure with the Company, we have secured attractive long-term financing for all our vessels, as well as carried out a successful listing on the New York Stock Exchange. Harald will be leaving the Company with a great legacy in terms of a super-strong financial position. Furthermore, I would like to thank him from all of us in Flex LNG for being a great colleague and we wish Harald all the best in his next endeavors.“
Harald Gurvin, CFO of Flex LNG Management AS, commented:
“It has been 15 exciting and fruitful years, first with SFL Corporation and then Flex LNG, for which I am thoroughly grateful. With a fully financed fleet of latest generation LNG carriers and industry low cash breakeven levels, I'm pleased to be leaving the Company uniquely positioned, both commercially and financially. I would like to thank my friends and colleagues for a fantastic journey, and wish them continued success going forward.”

3	Flex LNG Ltd. Fourth Quarter Results 2020

Business Update
In October 2020, the Company successfully took delivery of its tenth newbuilding LNG carrier, Flex Amber, which was constructed at Hyundai Samho Heavy Industries Co. Ltd. (“HSHI”) in South Korea. The vessel commenced a time charter with an international energy major in October 2020. The charter has a firm period of 12 months, with the charters' option to extend the period by up to two years. The time charter has elements of a variable rate of hire.
In November 2020, the Board of Directors authorized a share buy-back program of up to an aggregate of 4,110,584 of the Company's common shares for the purpose of increasing shareholder value. The maximum amount to be paid per share is $10.00, or equivalent in NOK if bought at the Oslo Stock Exchange. As of 31 December 2020, the Company held 202,907 common shares, which have been purchased for an average price of NOK 71.60, or $8.19, per share. Subsequent to year end, the Company has purchased an additional 97,203 of its common shares at an average price of NOK 80.26, or $9.51, per share. The Company now holds 300,000 common shares, equivalent to 0.6% of the fully diluted number of shares. The shares are held as treasury shares, and have been purchased at an average price of NOK 74.44, or $8.62, per share. Remaining capacity under the share-buy back program is for an aggregate of 3,810,584 common shares. Given the positive share price and market development since the program was authorized in November 2020, the Board of Directors on February 16, 2021 authorized to increase the maximum amount to be paid per share under the program from $10.00 to $12.00, or equivalent in NOK if bought at the Oslo Stock Exchange. The other terms of the program remain unchanged. The Company will continue to seek maximization of shareholder values and any potential future purchase of shares will depend on legal requirements, market conditions, stock price, alternative use of capital and other factors.
In December 2020, the second 12-month extension option was exercised under the time charter agreement for Flex Enterprise entered into in March 2019. Following the extension, the firm period will mature at the end of the first quarter 2022. The time charter has elements of a variable rate of hire and the charterer has two remaining 12-month extension options.
In December 2020, the company entered into a fixed rate time charter agreement with an international trading house for the vessel Flex Rainbow. The time charter commenced at the end of January 2021 and has a firm period of 12 months, with the charter's option to extend the period by an additional 12 months.
In January 2021, the Company successfully took delivery of its eleventh and twelfth newbuilding LNG carriers, Flex Freedom and Flex Volunteer, which were constructed in South Korea at Daewoo Shipbuilding and Marine Engineering Co. Ltd. (“DSME”) and HSHI, respectively. Both vessels immediately commenced short-term charters at attractive rates.
Following the delivery of the two newbuildings in January 2021, the Company has twelve vessels on the water, with one additional newbuilding scheduled for delivery in the second quarter of 2021. The Company's fleet consists entirely of modern, next generation, large LNG carriers with two stroke engines: both M-type Electronically Controlled Gas Injection ("MEGI"); and Generation X Dual Fuel ("XD-F") propulsion systems. Three of the MEGI vessels are equipped with Full Re-liquefaction Systems ("FRS") and four of the MEGI vessels are equipped with Partial Re-liquefaction Systems ("PRS"), which reduces the boil off rate to 0.035% and 0.075%, respectively. The remaining six vessels, including the last vessel under construction, have a boil off rate of 0.085%. With the modern fleet and in-house technical ship management, the Company is able to meet charterers' preference for reliable, fuel efficient vessels for an improved unit transportation cost. With twelve vessels in operation and a mixed portfolio of fixed and variable time charter parties as well as vessels in the spot market, the Company is well positioned to be present in all three major basins (the Atlantic Basin, Pacific Basin, and Middle East Basin). This is expected to enhance our customer relationships through shorter distances to load ports leading to increased utilization of our fleet.

4	Flex LNG Ltd. Fourth Quarter Results 2020

Results for the three months ended December 31, 2020
The Company reported vessel operating revenues of $67.4 million for the fourth quarter 2020, compared to $33.1 million in the third quarter 2020. The increase was in part due to a full quarter of earnings on the three vessels delivered to us in the third quarter and the delivery of Flex Amber in October 2020. Furthermore, the market strengthened during the fourth quarter, resulting in higher achieved charter rates for the vessels employed under market linked contracts and the vessels trading in the spot market.
Voyage expenses were $1.1 million in the fourth quarter 2020, compared to $1.1 million in the third quarter 2020.
Vessel operating expenses were $14.5 million in the fourth quarter 2020, compared to $8.5 million in the third quarter 2020. The increase was primarily due to the increase in the fleet as described above.
Depreciation was $14.0 million in the fourth quarter 2020, compared to $10.7 million in the third quarter 2020. The increase was due a full period of depreciation for the three vessels delivered in the third quarter and Flex Amber delivered in the fourth quarter.
Interest expense was $12.3 million in the fourth quarter 2020, compared to $9.9 million in the third quarter 2020. The increase was primarily due to a full quarter of interest expense on the debt related to the three vessels delivered in the third quarter 2020 and the execution of the sale and leaseback for Flex Amber (the "Flex Amber Sale and Leaseback") upon delivery from the shipyard in October 2020.
The Company recorded a net gain on derivatives of $1.3 million in the fourth quarter 2020, which includes an unrealized gain of $2.9 million. This compares to a net gain of $2.1 million in the third quarter 2020, of which $3.5 million was unrealized.
Net income for the fourth quarter 2020 was $25.8 million and earnings per share $0.48, compared to a net income of $3.8 million and earnings per share of $0.07 for the third quarter 2020.
Adjusted EBITDA was $50.2 million for the fourth quarter 2020, compared to $21.9 million for the third quarter 2020.
Adjusted net income for the fourth quarter 2020 was $24.2 million and adjusted earnings per share $0.45, compared to an adjusted net income of $1.2 million and adjusted earnings per share of $0.02 for the third quarter 2020.
Results for the year ended December 31, 2020
Vessel operating revenues were $164.5 million for the year ended December 31, 2020 compared to $120.0 million for the year ended December 31, 2019. The increase is primarily due to a full period of operation in 2020 of the two vessels, Flex Constellation and Flex Courageous, which were delivered in June and August 2019, respectively, and the delivery of Flex Aurora, Flex Artemis, Flex Resolute and Flex Amber between July and October 2020.
Voyage expenses were $3.7 million for the year ended December 31, 2020 compared to $6.3 million for the year ended December 31, 2019. The decrease in voyage expenses is primarily due to lower positioning and idle costs during the year ended December 31, 2020 compared to 2019.
Vessel operating expenses for the year ended December 31, 2020 amounted to $37.0 million compared to $22.4 million for the year ended December 31, 2019. The increase is primarily due to the increase in the fleet as described above.
Depreciation for the year ended December 31, 2020 amounted to $41.8 million compared to $28.7 million for the year ended December 31, 2019. The increase was due to the increase in the fleet as described above.

5	Flex LNG Ltd. Fourth Quarter Results 2020

Interest expense was $41.8 million in the year ended December 31, 2020, compared to $33.9 million in the year ended December 31, 2019. The increase was due to the increase in debt following drawdown of the $250 million term loan facility upon delivery of the two newbuildings in 2019, drawdown of $513.2 million in aggregate under the $629 million term loan facility (the "$629 Million Term Loan Facility") between July and December 2020,  execution of the $156.4 million Flex Amber Sale and Leaseback in October 2020 and increased leverage on Flex Endeavour and Flex Enterprise following the refinancing in July 2019, offset by the reduction in LIBOR compared to 2019.
The Company recorded a net loss on derivatives of $25.2 million, of which $21.6 million was unrealized, in the year ended December 31, 2020, compared to a net loss of $1.6 million, of which $1.7 million was an unrealized loss, in the year ended December 31, 2019. The increase is due to the significant reduction in longer term interest rate levels during the year ended December 31, 2020 as well as the change in the notional value of interest rate swaps to $759.1 million as at December 31, 2020, up from $175 million as at December 31, 2019.
The Company reported a net income of $8.1 million for the year ended December 31, 2020 compared to a net income of $17.0 million for the year ended December 31, 2019.
Adjusted EBITDA for the year ended December 31, 2020 was $117.4 million compared to $83.7 million for the year ended December 31, 2019.
Adjusted net income for the year ended December 31, 2020 was $34.0 million and adjusted earnings per share  $0.63, compared to an adjusted net income of $22.0 million and adjusted earnings per share of $0.41 for the year ended December 31, 2019.
Cash Flow for the three months ended December 31, 2020
Total cash, cash equivalents and restricted cash was $129.0 million as at December 31, 2020, an increase of $53.1 million during the fourth quarter 2020.
Net cash provided by operating activities in the fourth quarter 2020 was $51.6 million, compared to $19.7 million in the third quarter 2020. Net cash provided by operating activities for the fourth quarter 2020 included net income of $25.8 million, adjustments of non-cash items of $11.5 million and positive working capital adjustments of $14.4 million.
Net cash used in investing activities in the fourth quarter 2020 was $259.0 million, compared to $432.5 million in the third quarter 2020. During the quarter the company took delivery of the Flex Amber and made a final payment of $130.7 million under the purchase agreement, with the remaining $2.5 million relating to other capital expenditures on the newbuilding vessels. The Company made a deposit of $125.8 million in connection with the final payment due upon the delivery of our eleventh vessel, Flex Freedom. At the end of December 2020, the amount was drawn down under the $629 Million Term Loan Facility and was deposited and pre-positioned into escrow accounts until final delivery of the vessel to us on January 1, 2021.
Net cash provided by financing activities was $260.7 million in the fourth quarter 2020, compared to $372.1 million used in the third quarter 2020. Net cash provided by financing activities in the fourth quarter includes  $156.4 million under the Flex Amber Sale and Leaseback in connection with the delivery of Flex Amber and $125.8 million under the $629 Million Term Loan Facility prior to delivery of the Flex Freedom, which was delivered to the Company on January 1, 2021. The drawdowns were offset by repayment of long-term debt of $9.4 million, payment of $5.0 million in financing costs and payment of $5.4 million in dividends. In November 2020, the Company also announced a share buy-back program and prior to December 31, 2020 the Company had purchased 202,797 of its common shares at an aggregate cost $1.7 million.

6	Flex LNG Ltd. Fourth Quarter Results 2020

Balance Sheet as at December 31, 2020
In the year ended December 31, 2020, there were additions of $751.0 million to vessels and equipment, net relating to the delivery of the four newbuildings Flex Aurora, Flex Artemis, Flex Resolute and Flex Amber, which were delivered between July and October 2020. This was offset by a depreciation charge of $41.8 million, bringing the balance of vessels and equipment, net to $1,856.5 million as at December 31, 2020 compared to $1,147.3 million as at December 31, 2019.
As at December 31, 2020, vessel purchase prepayments were $289.6 million compared to $349.5 million as at December 31, 2019. The Company capitalized $185.7 million to vessels and equipment, net on delivery of Flex Amber in October 2020. At the end of December 2020, in connection with the delivery of Flex Freedom, the Company drew down $125.8 million under the $629 Million Term Loan Facility and made a deposit into escrow accounts to pre-position the final payment due upon delivery of vessel on January 1, 2021.
As at December 31, 2020, total long-term debt was $1,401.5 million, compared to $778.8 million as at December 31, 2019. The increase was primarily due to drawdown of $513.2 million in aggregate under the $629 Million Term Loan Facility and execution of the $156.4 million Flex Amber Sale and Leaseback, offset by a total repayment of debt of $36.2 million, inclusive of a net repayment of $0.7 million on the revolving tranche of the $100 million term loan and revolving facility (the "$100 Million Facility"). In addition, $13.1 million was capitalized to debt issuance costs, offset by amortization of $2.4 million during the year ended December 31, 2020. As at December 31, 2020, the current portion of long term debt was $64.5 million compared to $34.6 million as at December 31, 2019.
Finance update
The Company has secured long-term financing at attractive terms for all its vessels, including the one remaining newbuilding, Flex Vigilant.
In February 2020, the Company entered into the $629 Million Term Loan Facility with a syndicate of banks and the Export-Import Bank of Korea ("KEXIM") for the five newbuildings Flex Aurora, Flex Artemis, Flex Resolute, Flex Freedom and Flex Vigilant. In July 2020, the Company utilized the accordion option under the facility to increase the loan on the Flex Artemis by $10 million, increasing the total loan amount under the facility to $639 million. The first four vessels, Flex Aurora, Flex Artemis, Flex Resolute and Flex Freedom, were delivered between July 2020 and January 2021, whereby $513.2 million was utilized. For more information see Note 10: Long-term debt and Note 15: Subsequent events.
In June 2020, the Company entered into the Flex Amber Sale and Leaseback with an Asian based leasing house for the newbuilding Flex Amber, delivered in October 2020. Under the terms of the transaction, the vessel was sold for a gross consideration of $206.5 million, with a net consideration to the Company of $156.4 million adjusted for an advance hire of $50.1 million. The vessel has been chartered back on a bareboat basis for a period of 10 years. Upon delivery, $130.7 million of the proceeds were utilized for the final payment for the vessel, with the excess cash of $25.7 million available for general corporate purposes. For more information see Note 10: Long-term debt.
In June 2020, the Company entered into a $125 million term loan and revolving credit facility with a syndicate of banks for the part financing of the newbuilding Flex Volunteer, delivered in January 2021 (the "$125 Million Facility"). The facility is divided into a $100 million term loan and a $25 million revolving credit facility. On delivery, of the vessel, the Company drew down $100 million under the term loan tranche. For more information see Note 10: Long-term debt and Note 15: Subsequent events.
In January 2021, the Company prepaid the full amount of $46.7 million outstanding under the revolving tranche of the $100 Million Facility. The full commitment under the revolving tranche is available for general corporate purposes.

7	Flex LNG Ltd. Fourth Quarter Results 2020

In February 2021, the Company received commitments for a $20 million increase under the $100 Million Facility, which will be available as an additional non-amortizing revolving tranche. The increase will bear interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts and will mature in July 2024, in line with the two existing tranches under the facility. The increase remains subject to acceptable documentation.
In order to reduce the risks associated with fluctuations in interest rates the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As at December 31, 2020, the Company has fixed the interest rate on a total notional principal of $759.1 million up from $175.0 million as at December 31, 2019. For more information see Note 11: Financial Instruments.
LNG Market Update
The Covid-19 pandemic resulted in the sharpest reduction in gas demand on record in the second and third quarters of 2020, with global gas prices plummeting during the spring and summer. Both the European Title Transfer Facility (“TTF”) gas price and the Asian Japan/Korea Marker (“JKM”) LNG price registered all-time lows of below $1.0 per Metric Million British Thermal Units (“MMbtu”) and $1.825/MMbtu, respectively, while Henry Hub (“HH”) prices in the US fell to a 21 year low of $1.38/MMbtu. The low gas prices in Europe and Asia resulted in a flurry of US cargo cancellations, with an estimated 189 cargoes cancelled during 2020 according to Energy Aspects. During the autumn, demand for LNG picked up due to combination of economic recovery and seasonal factors. With higher global gas prices, US cargo cancellations therefore tailed off, although a very active hurricane season in the US delayed normal export levels somewhat.
According to Energy Aspects, the rise in exports during the fourth quarter 2020 was driven by increased US exports. The increased US exports, coupled with strong import growth in Northeast Asia and other Asian countries, had a positive effect on tonne-milage, as the increased exports from the US were pulled towards the Asian market. Furthermore, the demand pull from Asia was further magnified by the congestion in the Panama Canal, which caused a large part of the US export cargoes talking the longer routes either around the Cape of Good Hope or through the Suez Canal, which can add up to 50 per cent distance to an already relatively long journey.
LNG product prices rose strongly towards year-end due to very cold weather in Asia driven by La Nina, regional outages of liquefaction capacity in Australia and curtailment of coal and nuclear power generation in Korea and Japan. These factors fueled demand and pushed the spread between HH prices and the JKM to its highest level ever in early January 2021, when reported JKM front month prices reached an all-time high of $32.5/MMbtu. Consequently, the freight market experienced a very strong period at year-end 2020 and into 2021, given the significant arbitrage between US and Asia with all-time high headline charter rates reported. As the front month LNG price moved to March in mid-January 2021, which is the last month of the winter season, prices and freight levels have normalized.
Only one project, Energía Costa Azul in Mexico, took Final Investment Decision (“FID”) in 2020, compared to six project FID’s in 2019. In February 2021, Qatar Petroleum took FID for the 33 mt North Field East expansion, with the aim to expand with another 16 mt on the North Field South expansion by 2027.
According to Fearnleys, 24 newbuilding LNG carriers were ordered during the fourth quarter of 2020, all of which were contracted against long term charters. In the same quarter, nine newbuildings were reported delivered, including Flex Amber delivered to Flex LNG in mid-October. A total of 32 vessels were delivered in 2020, while attrition was six older LNG carriers, corresponding to a 5.4% net fleet growth for the year. For 2021, a total of 54 vessels are expected to be delivered. For the total orderbook as of January 2021, 102 vessels (78%) are committed against long-term employment, whilst 29 vessels (22%) are uncommitted. The current fleet counts 536 vessels in service, of which 208 are fitted with steam propulsion, representing 39% of the active fleet.
According to Energy Aspects, LNG supply is expected to grow by 27 mt in 2021 to 389 mt, representing an annual growth of 7%. The expected growth is mainly based on fewer cargo cancellations as the arbitrage towards Europe and Asia is expected to stay open given current forward prices. The supply side is expected to rise on the back of projects ramping up to full capacity, and Corpus Christi Train 3 and Rotan FLNG in Malaysia will also add new incremental capacity. The new LNG supply train additions amount to 9.7 mt in total. The continuation of storage withdrawals in Europe due to the colder weather and the low Russian pipeline gas supply during the winter is expected to have a positive effect on restocking of the regions’ gas inventory. Hence, Europe have higher capacity to absorb additional gas from the US in the summer months compared to the two previous two years with unseasonably mild winters.

8	Flex LNG Ltd. Fourth Quarter Results 2020

Fourth Quarter 2020 Result Presentation
Flex LNG will release its financial results for the fourth quarter 2020 on Wednesday February 17, 2021.
In connection with the earnings release, a webcast and conference call will be held at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast and/or conference call you may do one of the following:
Attend by Webcast:
Use to the follow link prior to the webcast: https://edge.media-server.com/mmc/p/4edp4bzz
Attend by Conference Call:
Applicable dial-in telephone numbers are as follows:
Norway: +47 210 33 922
United Kingdom: +44 (0) 203 0095 709
United Kingdom (local): 0844 493 6766
United States, New York: +1 646 787 1226
United States: +1 866 280 1157
Confirmation Code: 5258465
The presentation material which will be used in the teleconference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

9	Flex LNG Ltd. Fourth Quarter Results 2020

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”).  For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

10	Flex LNG Ltd. Fourth Quarter Results 2020

Board of Directors of Flex LNG Ltd.

February 17, 2021

David McManus
Chairman of the Board of Directors

Marius Hermansen	Ola Lorentzon
Director	Director

Nikolai Grigoriev
Director

11	Flex LNG Ltd. Fourth Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Operations
(figures in thousands of $, except per share data)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2020	2020	2019	2020	2019
Vessel operating revenues		67,372	33,147	51,994	164,464	119,967
Voyage expenses		(1,054)	(1,121)	(388)	(3,697)	(6,284)
Vessel operating expenses		(14,453)	(8,545)	(8,114)	(36,999)	(22,423)
Administrative expenses		(1,593)	(1,570)	(1,850)	(6,302)	(7,506)
Depreciation	8	(13,971)	(10,704)	(8,683)	(41,846)	(28,747)
Operating income		36,301	11,207	32,959	75,620	55,007
Interest income		176	8	349	327	1,073
Interest expense		(12,257)	(9,945)	(11,084)	(41,805)	(33,875)
Write-off of debt issuance costs		—	—	—	—	(3,388)
Gain/(loss) on derivatives	11	1,253	2,116	1,589	(25,182)	(1,555)
Foreign exchange gain/(loss)		392	503	230	(687)	(54)
Other financial items		(25)	(23)	(4)	(84)	(59)
Income before tax		25,840	3,866	24,039	8,189	17,149
Income tax expense		(23)	(44)	(183)	(84)	(182)
Net income		25,817	3,822	23,856	8,105	16,967

Earnings per share:
Basic and Diluted	3	0.48	0.07	0.44	0.15	0.31

Unaudited Interim Financial Information Condensed Consolidated Statement of Comprehensive Income
(figures in thousands of $)

		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2020	2020	2019	2020	2019
Net income		25,817	3,822	23,856	8,105	16,967
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income		25,817	3,822	23,856	8,105	16,967

The accompanying notes are an integral part of these condensed consolidated financial statements.

12	Flex LNG Ltd. Fourth Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		December 31,	September 30,	December 31,
	Note	2020	2020	2019
ASSETS
Current assets
Cash and cash equivalents		128,878	75,765	129,005
Restricted cash	4	84	48	93
Inventory		3,656	4,423	2,686
Other current assets	5	25,061	17,839	11,791
Receivables due from related parties	13	166	347	315
Total current assets		157,845	98,422	143,890

Non-current assets
Derivative instruments	11	109	—	636
Vessel purchase prepayment	7	289,600	218,418	349,472
Vessels and equipment, net	8	1,856,461	1,682,566	1,147,274
Other fixed assets		5	5	10
Total non-current assets		2,146,175	1,900,989	1,497,392
Total Assets		2,304,020	1,999,411	1,641,282

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	9,10	(64,466)	(53,745)	(34,566)
Derivative instruments	11	(23,434)	(26,241)	(2,371)
Payables due to related parties	13	(312)	(620)	(96)
Accounts payable		(3,373)	(1,947)	(582)
Other current liabilities	6	(40,247)	(20,740)	(20,117)
Total current liabilities		(131,832)	(103,293)	(57,732)

Non-current liabilities
Long-term debt	9,10	(1,337,013)	(1,079,766)	(744,283)
Other non-current liabilities		—	—	(2)
Total non-current liabilities		(1,337,013)	(1,079,766)	(744,285)
Total Liabilities		(1,468,845)	(1,183,059)	(802,017)

Equity
Share capital (December 31, 2020: 54,110,584 (December 31, 2019: 54,110,584) shares issued, par value $0.10 per share)	14	(5,411)	(5,411)	(5,411)
Treasury shares at cost (December 31, 2020: 202,797 (December 31, 2019: nil))	14	1,661	—	—
Additional paid in capital		(1,190,333)	(1,190,259)	(1,190,049)
Accumulated deficit		358,908	379,318	356,195
Total equity		(835,175)	(816,352)	(839,265)
Total Equity and Liabilities		(2,304,020)	(1,999,411)	(1,641,282)

The accompanying notes are an integral part of these condensed consolidated financial statements.

13	Flex LNG Ltd. Fourth Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2020	2020	2019	2020	2019

OPERATING ACTIVITIES
Net income		25,817	3,822	23,856	8,105	16,967
Adjustments to reconcile net income/(loss) to net cash (used in) provided by operating activities
Depreciation	8	13,971	10,704	8,683	41,846	28,747
Write-off of debt issuance costs		—	—	—	—	3,388
Amortization of debt issuance costs		920	615	921	2,398	1,149
Share-based payments		74	73	65	284	324
Foreign exchange (gain)/loss		167	(503)	(9)	1,246	(42)
Change in fair value of derivative instruments	11	(2,916)	(3,530)	(1,525)	21,575	1,749
Prepaid financing costs		5,001	6,002	—	17,541	—
Capitalized debt issuance costs		(5,766)	(7,343)	—	(13,109)	—
Other		—	227	13	372	8
Changes in operating assets and liabilities, net:
Inventory		767	(1,185)	(974)	(970)	(1,771)
Trade accounts receivable, net	5	(1,323)	(2,028)	360	1,375	(5,425)
Accrued income	5	(4,331)	(1,295)	(2,065)	(3,490)	(510)
Prepaid expenses	5	50	757	(499)	(8,556)	(2,270)
Other receivables	5	(1,618)	1,022	4,888	(2,599)	(893)
Receivables due from related parties	13	181	432	68	149	1,405
Payables due to related parties	13	(308)	220	96	216	(110)
Accounts payable		1,426	1,655	(351)	2,791	(10)
Accrued expenses	6	5,236	4,938	2,166	7,086	472
Deferred charter revenue	6	13,994	5,230	2,054	12,766	10,016
Other current liabilities	6	(48)	77	(7)	48	(6)
Provisions	6	325	(187)	(435)	230	(1,662)
Net cash provided by operating activities		51,619	19,703	37,305	89,304	51,526

INVESTING ACTIVITIES
Purchase of other fixed assets		(3)	—	(7)	(3)	(10)
Vessel purchase prepayments	7	(125,800)	(17,818)	—	(125,800)	—
Additions to vessels and equipment, net		(133,245)	(414,633)	(119)	(565,590)	(291,532)
Net cash (used in) provided by investing activities		(259,048)	(432,451)	(126)	(691,393)	(291,542)

FINANCING ACTIVITIES
Purchase of treasury shares	14	(1,661)	—	—	(1,661)	—
Repayment of long-term debt	10	(9,385)	(9,340)	(8,567)	(35,600)	(29,456)
Drawdown of revolving credit facility	10	—	—	49,342	48,684	—
Repayment of revolving credit facility	10	—	—	—	(49,342)	(50,000)
Prepayment of long-term debt	10	—	—	—	—	(294,000)
Proceeds from long-term debt	10	282,200	387,400	—	669,600	697,879
Financing costs		(5,002)	(6,002)	—	(17,542)	(5,014)
Dividends paid	3	(5,407)	—	(5,411)	(10,818)	(5,411)
Net cash provided by financing activities		260,745	372,058	35,364	603,321	313,998

Effect of exchange rate changes on cash		(167)	510	1	(1,368)	19
Net increase/(decrease) in cash, cash equivalents and restricted cash		53,149	(40,180)	72,544	(136)	74,001

Cash, cash equivalents and restricted cash at the beginning of the period	4	75,813	115,993	56,554	129,098	55,097
Cash, cash equivalents and restricted cash at the end of the period	4	128,962	75,813	129,098	128,962	129,098

The accompanying notes are an integral part of these condensed consolidated financial statements.

14	Flex LNG Ltd. Fourth Quarter Results 2020

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)
	Year ended
	December 31,	December 31,
	2020	2019

Number of shares outstanding
At beginning of period	54,110,584	54,099,929
Shares issued	—	10,655
Treasury shares purchased	(202,797)	—
At end of period	53,907,787	54,110,584

Share capital
At beginning of period	5,411	5,410
Shares issued	—	1
At end of period	5,411	5,411

Treasury shares
At beginning of period	—	—
Treasury shares purchased at cost	(1,661)	—
At end of period	(1,661)	—

Additional paid in capital
At beginning of period	1,190,049	1,189,665
Shares issued	—	125
Stock option expense	284	259
At end of period	1,190,333	1,190,049

Accumulated deficit
At beginning of period	(356,195)	(367,751)
Net income	8,105	16,967
Dividends paid	(10,818)	(5,411)
At end of period	(358,908)	(356,195)

Total equity	835,175	839,265

The accompanying notes are an integral part of these condensed consolidated financial statements.

15	Flex LNG Ltd. Fourth Quarter Results 2020

Notes to the Interim Consolidated Accounts
Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.
Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2019 included in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on April 17, 2020.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2019. The policies noted below relate to new transactions that have occurred since the last set of the Company's audited financial statements.
Treasury shares
When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares, pending future use. If the Company acquires and retains treasury shares, the consideration paid is directly recognized in equity. The weighted average treasury shares reduce the number of shares outstanding used in calculating earnings per share and they have a dilutive effect on the diluted earnings per share.
Recent accounting pronouncements
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. We are currently evaluating the impact of electing the expedients and exceptions for applying GAAP provided by the update on our Condensed Consolidated Financial Statements.
Other recently issued accounting pronouncements are not expected to materially impact the Company.

16	Flex LNG Ltd. Fourth Quarter Results 2020

Note 3: Earnings per share
Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.
Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.
The following reflects the net income/(loss) and share data used in the earnings per share calculation.
(figures in thousands of $, except per share data)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
Net income	25,817	3,822	23,856	8,105	16,967

Weighted average number of ordinary shares	54,066,504	54,110,584	54,110,584	54,099,504	54,106,171
Share options	186,000	186,000	141,000	174,689	141,000
Treasury shares	44,080	—	—	11,080	—
Weighted average number of ordinary shares, adjusted for dilution	54,296,584	54,296,584	54,251,584	54,285,272	54,247,171

Net earnings per share:
Basic	0.48	0.07	0.44	0.15	0.31
Diluted	0.48	0.07	0.44	0.15	0.31

Dividends paid per share	0.10	—	0.10	0.20	0.10

On November 16, 2020, the Company’s Board of Directors declared a cash dividend for the third quarter of 2020 of $0.10 per share. The dividend was paid on December 17, 2020, to shareholders on record as of December 3, 2020.
Note 4: Restricted cash
Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

17	Flex LNG Ltd. Fourth Quarter Results 2020

Note 5: Other current assets
For the purpose of the condensed consolidated interim balance sheets; other current assets includes the following:
(figures in thousands of $)
	December 31,	September 30,	December 31,
	2020	2020	2019
Prepaid expenses	11,344	11,394	2,788
Other receivables	3,643	2,025	1,044
Accrued income	6,024	1,693	2,534
Trade accounts receivable, net	4,050	2,727	5,425
	25,061	17,839	11,791

The increase in accrued income is mainly due to an improvement in the market for LNG carriers, affecting vessels on market linked contracts, where part of the hire can be reconciled in arrears in the event of profit splits.
Note 6: Other current liabilities
For the purpose of the condensed consolidated interim balance sheets; other current liabilities includes the following:
(figures in thousands of $)
	December 31,	September 30,	December 31,
	2020	2020	2019
Accrued expenses	(14,013)	(8,777)	(6,927)
Deferred charter revenue	(25,341)	(11,347)	(12,575)
Other current liabilities	(57)	(105)	(9)
Provisions	(836)	(511)	(606)
	(40,247)	(20,740)	(20,117)

The increase in accrued expenses is due to the additional ordering of spares and parts in advance of delivery of newbuilding vessels. In addition, there is an increase in accrued interest expense due to execution of the $156.4 million Flex Amber Sale and Leaseback upon delivery of Flex Amber in October 2020, and a full quarter of interest on the debt related to the three vessels delivered during the third quarter 2020.
Deferred charter revenue, which represents income relating to future periods invoiced in advance, increased due to all ten vessels in operation being employed at period end, together with stronger market rates.

18	Flex LNG Ltd. Fourth Quarter Results 2020

Note 7: Vessel purchase prepayments
Movements in the year ended December 31, 2020 for vessel purchase prepayments is summarized as follows:
(figures in thousands of $)

Total
At January 1, 2020	349,472
Deposits to vessel purchase prepayments	125,800
Transfers to vessels and equipment, net	(185,672)
At December 31, 2020	289,600

The Company recognized deposits of $125.8 million in connection with the final payment due upon the delivery of our eleventh vessel, Flex Freedom. At the end of December 2020, the amount was drawn down under the $629 Million Term Loan Facility and was pre-positioned into escrow accounts until final delivery of the vessel to us on January 1, 2021. For more information see Note 15: Subsequent events.
In July 2020, $37.0 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our seventh LNG carrier, Flex Aurora.
In August 2020, $55.8 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our eighth LNG carrier, Flex Artemis.
In September 2020, $55.8 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our ninth LNG carrier, Flex Resolute.
In October 2020, $37.0 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our tenth LNG carrier, Flex Amber.

19	Flex LNG Ltd. Fourth Quarter Results 2020

Note 8: Vessels and equipment, net
Movements in the year ended December 31, 2020 for vessels and equipment is summarized as follows:
(figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2020	1,178,415	15,000	1,193,415
Additions	(121)	—	(121)
Newbuildings	741,147	10,000	751,147
Disposals	—	—	—
At December 31, 2020	1,919,441	25,000	1,944,441

Accumulated depreciation
At January 1, 2020	(42,211)	(3,930)	(46,141)
Charge	(38,159)	(3,680)	(41,839)
Disposals	—	—	—
At December 31, 2020	(80,370)	(7,610)	(87,980)

Net book value
At January 1, 2020	1,136,204	11,070	1,147,274
At December 31, 2020	1,839,071	17,390	1,856,461

In July 2020, the Company successfully took delivery of its seventh LNG carrier, Flex Aurora, which was constructed at HSHI in South Korea. Flex Aurora was capitalized at a cost of $186.6 million, of which $37.0 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $184.0 million as per the purchase agreement and $2.6 million relating to change orders, pre-delivery crew expenses, fit out, studies and capitalized interest.
In August 2020, the Company successfully took delivery of its eighth LNG carrier, Flex Artemis, which was constructed at DSME in South Korea. Flex Artemis was capitalized at a cost of $188.8 million, of which $55.8 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $186.0 million as per the purchase agreement and $2.8 million relating to change orders, pre-delivery crew expenses, fit out and studies.
In September 2020, the Company successfully took delivery of its ninth LNG carrier, Flex Resolute, which was constructed at DSME in South Korea. Flex Resolute was capitalized at a cost of $188.5 million, of which $55.8 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $186.0 million as per the purchase agreement and $2.5 million relating to change orders, pre-delivery crew expenses, fit out and studies.
In October 2020, the Company successfully took delivery of its tenth LNG carrier, Flex Amber, which was constructed at DSME in South Korea. Flex Amber was capitalized at a cost of $187.3 million, of which $37.0 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $184.0 million as per the purchase agreement and $3.3 million relating to change orders, lay up, pre-delivery crew expenses, fit out, studies and capitalized interest.

20	Flex LNG Ltd. Fourth Quarter Results 2020

Note 9: Capital commitments
Capital commitments for the Company as at December 31, 2020 are detailed in the table below:
(figures in thousands of $)
	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Vessel purchase commitments	382,200	—	—	—	—	—	382,200
Long-term debt obligations	68,340	72,621	73,433	329,519	267,452	607,893	1,419,258
Total	450,540	72,621	73,433	329,519	267,452	607,893	1,801,458

As of December 31, 2020, the Company had three newbuilding LNG carriers to be delivered on a Norwegian Sales Form basis, whereby we have paid a deposit to the relevant seller at the time of entering into the agreements, with the remaining purchase price being payable upon delivery and transfer of title of the relevant vessel to us. The remaining capital expenditures on these newbuildings includes building supervision, but excludes future change orders if applicable, sundry buyers’ supplies, fit out, studies and lube oils.
Note 10: Long-term debt
$629 million term loan facility
In February 2020, the Company entered into the $629 Million Term Loan Facility with a syndicate of banks and KEXIM for five of the newbuildings scheduled for delivery in 2020 and 2021. The facility is divided into a commercial bank loan of $250 million (the "Commercial Loan"); a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million (the "KEXIM Guaranteed Loan"); and a KEXIM direct loan of $189.9 million (the "KEXIM Direct Loan").
The amount available for drawdown upon delivery of each vessel is limited to the lower of (i) 65% of the fair market value of the relevant vessel and (ii) $125.8 million. The facility includes an accordion option of up to $10 million per vessel subject acceptable long-term employment, which was utilized to increase the Commercial Loan on the Flex Artemis by $10 million in July 2020.
The Commercial Loan bears interest at LIBOR plus a margin of 2.35% per annum and has a final maturity date being the earlier of (i) 5 years from delivery of the final vessel or (ii) November 30, 2025. The KEXIM Guaranteed Loan bears interest at LIBOR plus a margin of 1.20% per annum and the KEXIM Direct Loan at LIBOR plus a margin of 2.25% per annum. The KEXIM Guaranteed Loan has a term of 6 years from delivery of each vessel and the KEXIM Direct Loan a term of 12 years from delivery of each vessel, provided however that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders.
The facility includes a minimum value clause, and financial covenants that will require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least 6 months, being the higher of $25 million and an amount equal to 5% of total interest bearing debt, net of any cash and cash equivalents.
In July 2020, the Company drew down $125.8 million in connection with the delivery of our seventh vessel, Flex Aurora.

21	Flex LNG Ltd. Fourth Quarter Results 2020

In August 2020, the Company drew down $135.8 million in connection with the delivery of our eighth vessel, Flex Artemis and utilized the option under the facility to replace the newbuilding Flex Amber with the sister vessel Flex Vigilant, scheduled for delivery in the second quarter of 2021.
In September 2020, the Company drew down $125.8 million in connection with the delivery of our ninth vessel, Flex Resolute.
In December 2020, the Company drew down $125.8 million in connection with the delivery of our eleventh vessel, Flex Freedom, which was delivered January 1, 2021. The final payment was deposited and pre-positioned into escrow accounts in December 2020, and recognized under vessel purchase prepayments until final payment upon delivery of the vessel. For more information see Note 15: Subsequent events.
The tranche relating to the remaining newbuilding under the facility, Flex Vigilant, remains subject to customary closing conditions and is expected to be drawn upon delivery of the vessel from the shipyard, scheduled for the second quarter 2021.
Flex Amber sale and leaseback
In June 2020, the Company entered into the Flex Amber Sale and Leaseback with an Asian based leasing house for the newbuilding Flex Amber. Under the terms of the transaction, the vessel was sold for a gross consideration of $206.5 million, with a net consideration to the Company of $156.4 million adjusted for an advance hire of $50.1 million. The vessel has been chartered back on a bareboat basis for a period of ten years. The agreement includes fixed price purchase options, whereby the Company has options to re-purchase the vessel at or after the first anniversary of the agreement, and on each anniversary thereafter. At the end of the ten-year lease period, the Company has an obligation to purchase the vessel for a net purchase price of $69.5 million. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.20% per annum calculated on the principal outstanding under the lease. The agreement includes financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, of $25 million. The transaction was executed upon delivery of the vessel from the shipyard in October 2020.
$125 million facility
In June 2020, the Company entered into a $125 million term loan and revolving credit facility with a syndicate of banks for the financing of the newbuilding Flex Volunteer, which was delivered in the first quarter 2021. The facility is divided into a $100 million term loan and a $25 million revolving credit facility. The facility bears interest at LIBOR plus a margin of 2.85% per annum and has a term of five years with an overall repayment profile of 20 years. The amount available for drawdown upon delivery of the vessel will be limited to the lower of (i) 65% of the fair market value the vessel and (ii) $125 million. The facility includes a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and an amount equal to 5% of our total interest bearing debt, net of any cash and cash equivalents. The $100 million term loan was drawn upon delivery of the vessel from the shipyard in January 2021. For more information see Note 15: Subsequent events.

22	Flex LNG Ltd. Fourth Quarter Results 2020

Note 11: Financial Instruments
In the year ended December 31, 2020, we entered into interest rate swap transactions with a total notional principal of $585 million, with effective dates commencing between the second quarter 2020 and the first quarter 2021, all with five-year terms. This brings the total amortized notional value of interest rate swap transactions as at December 31, 2020, used to reduce the risks associated with fluctuations in interest rates, to $759.1 million.
Our interest rate swap contracts as of December 31, 2020, of which none are designated as hedging instruments, are summarized as follows:
(figures in thousands of $)
	Notional principal	Effective date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	25,000	June 2019	June 2024	2.00%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.40%
Receiving floating, pay fixed	75,000	June 2020	June 2025	1.39%
Receiving floating, pay fixed	50,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.43%
Receiving floating, pay fixed	49,375	August 2020	August 2025	0.35%
Receiving floating, pay fixed	24,688	August 2020	August 2025	0.35%
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%
Receiving floating, pay fixed	50,000	October 2020	October 2025	0.41%
Receiving floating, pay fixed	41,667	February 2021	February 2026	0.45%
Receiving floating, pay fixed	83,333	February 2021	February 2026	0.45%
	759,063

As of December 31, 2020, the Company held a liability of $23.4 million (December 31, 2019: $2.4 million) and asset of $0.1 million (December 31, 2019: $0.6 million) in relation to these interest rate swaps.
The Company recorded a net gain on the interest rate swaps of $1.3 million in the three months ended December 31, 2020, which includes an unrealized gain of $2.9 million. This compares to a net gain of $2.1 million in the three months ended September 30, 2020, of which $3.5 million was unrealized. The net loss on the interest swaps for the year ended December 31, 2020 was $25.2 million (December 31, 2019: $1.6 million).

23	Flex LNG Ltd. Fourth Quarter Results 2020

Note 12: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at December 31, 2020 and December 31, 2019, consist primarily of cash, cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.
The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:
Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.
The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.
The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying consolidated balance sheets.
The fair value of long-term debt with floating interest rate and the fair value of long-term debt with fixed interest rate is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating and fixed rate long-term debt. This has been categorized as Level 2 on the fair value measurement hierarchy.
The following table includes the estimated fair value and carrying value of those assets and liabilities.
(figures in thousands of $)		December 31,	December 31,	December 31,	December 31,
		2020	2020	2019	2019
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	128,878	128,878	129,005	129,005
Restricted cash	Level 1	84	84	93	93
Derivative instruments receivable	Level 2	109	109	636	636
Derivative instruments payable	Level 2	(23,434)	(23,434)	(2,371)	(2,371)
Long-term debt*	Level 2	(1,401,479)	(1,419,259)	(778,849)	(785,917)

* Carrying value of Long-term debt is shown net of debt issuance costs, while fair value of Long-term debt is shown gross.

24	Flex LNG Ltd. Fourth Quarter Results 2020

There have been no transfers between different levels in the fair value hierarchy during the year ended December 31, 2020.
Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.
Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB, Nordea, Danske Bank and DNB.
Note 13: Related party transactions
Related Party Balances
A summary of balances due from/(to) related parties at December 31, 2020, September 30, 2020 and December 31, 2019 is as follows:
(figures in thousands of $)
	December 31,	September 30,	December 31,
	2020	2020	2019
Seatankers Management Co. Ltd	—	(100)	(94)
Frontline Ltd	135	326	601
Frontline Management (Bermuda) Limited	(29)	(8)	(35)
Frontline Corporate Services Ltd	(13)	(16)	(12)
Frontline Management AS	(33)	(30)	(16)
Flex LNG Fleet Management AS	(234)	(446)	(223)
SFL Corporation Ltd	(2)	(3)	(2)
Northern Ocean Limited	31	21	—
FS Maritime SARL	—	(19)	—
Golden Ocean	(1)	—	—
Related party balance	(146)	(275)	219

25	Flex LNG Ltd. Fourth Quarter Results 2020

Related Party Transactions
A summary of transactions with related parties is as follows:
(figures in thousands of $)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
Seatankers Management Co. Ltd	(100)	(100)	(137)	(312)	(548)
Seatankers Management Norway AS	(21)	(20)	(21)	(81)	(84)
Frontline Ltd	—	27	(44)	17	—
Frontline Management (Bermuda) Limited	(44)	(42)	—	(122)	(711)
Frontline Corporate Services Ltd	—	—	(76)	(52)	—
Frontline Management AS	(43)	(30)	—	(102)	(336)
Flex LNG Fleet Management AS	(540)	(533)	(223)	(1,795)	(223)
SFL Corporation Ltd	—	—	—	(2)	—
FS Maritime SARL	(54)	(96)	—	(225)	—
Total related party transactions	(802)	(794)	(501)	(2,674)	(1,902)

We lease office space in Oslo, Norway from Seatankers Management Norway AS, and in London and Glasgow from Frontline Corporate Services Ltd.
We also have an agreement with Seatankers Management Co. Ltd. under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.
We have administrative services agreements with Frontline Management (Bermuda) Limited and Frontline Management AS under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.
We receive certain support services from Frontline Management (Bermuda) Limited for our vessels in operation. These services include purchase of goods and services within the ordinary course of business, insurances and other services relating to our vessels in operation. Frontline Management (Bermuda) Limited subcontracts these services to Frontline Management AS or other associated companies from time to time. Frontline Management (Bermuda) Limited provides quarterly invoices for services rendered and in addition it receives a quarterly payment of $2,243 for each vessel in operation. Each of the parties may terminate the contract on three months' notice.
Flex LNG Fleet Management AS are now responsible for the technical ship management of all our vessels, including the newbuildings. Under the agreements between Flex LNG Fleet Management AS and our vessel owning subsidiaries, Flex LNG Fleet Management AS is paid a fixed fee of $359,000 per vessel per annum for the provision of technical management services for each of our vessels in operation. The fee is subject to annual review. In the three months ended December 31, 2020, we paid $0.5 million to Flex LNG Fleet Management AS for these services (September 30, 2020: $0.5 million).
In July 2020, the Company made prepayments of $17.8 million for each of the newbuildings Flex Aurora and Flex Amber to re-schedule the delivery date, which was paid to a related party of Geveran Trading Co. Ltd. ("Geveran"), our largest shareholder. The amounts prepaid were deducted from the final payments made upon delivery of the vessels in July and October respectively.

26	Flex LNG Ltd. Fourth Quarter Results 2020

In July 2020, the Company made a final payment of $130.7 million to a related party of Geveran upon delivery of the seventh LNG carrier, Flex Aurora.
In August 2020, the Company made a final payment of $130.6 million to a related party of Geveran upon delivery of the eighth LNG carrier, Flex Artemis.
In September 2020, the Company made a final payment of $130.5 million to a related party of Geveran upon delivery of the ninth LNG carrier, Flex Resolute.
In October 2020, the Company made a final payment of $130.7 million to a related party of Geveran upon delivery of the tenth LNG carrier, Flex Amber.
Note 14: Share capital
The Company had an issued share capital at December 31, 2020 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2019: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.
On April 2, 2020, the Company issued 45,000 share options to Ben Martin in connection with his appointment as Chief Commercial Officer as from April 1, 2020. The share options will have a five-year term and will vest equally one third over a three-year vesting period. The options have an exercise price of: $5.10 for those vesting after one year; $7.60 for those vesting after two years; and $10.20 for those vesting after three years.
On November 19, 2020, the Company's Board of Directors authorized a share buy-back program of up to an aggregate of 4,110,584 of the Company's ordinary shares for the purpose of increasing shareholder value. The maximum amount to be paid per share is $10.00, or equivalent in NOK if bought at the Oslo Stock Exchange. The Company is not obligated under the terms of the program to repurchase any of its ordinary shares. The program commenced on November 19, 2020 and will end on November 19, 2021.
During the year ended December 31, 2020, we repurchased 202,797 shares at an aggregate cost of $1.7 million pursuant to the buy-back program approved on November 19, 2020.  At December 31, 2020, the number of  remaining shares that can be purchased under the buy-back program was 3,907,787.
Note 15: Subsequent events
In January 2021, Flex LNG successfully took delivery of its eleventh newbuilding LNG carrier, Flex Freedom, which was constructed at DSME in South Korea. In connection with the delivery of the vessel, the Company made a final payment of $130.5 million to an entity related to Geveran. The final payment was part financed by drawdown of $125.8 million under the $629 Million Term Loan Facility at the end of December 2020, with the remaining from the Company's available cash upon delivery.
In January 2021, Flex LNG successfully took delivery of its twelfth newbuilding LNG carrier, Flex Volunteer, which was constructed at HSHI in South Korea. In connection with the delivery of the vessel, the Company made a final payment of $127.0 million to an entity related to Geveran. The final payment was part financed by drawdown of the $100 million term loan under the $125 Million Facility, with the remaining from the Company's available cash. The $25 million revolving tranche under the $125 Million Facility was not drawn upon delivery of the vessel, and is available for general corporate purposes.
In January 2021, the Company repurchased 97,203 shares, under the share buy-back program, at an aggregate cost of $0.9 million.

27	Flex LNG Ltd. Fourth Quarter Results 2020

In January 2021, the Company prepaid the full outstanding amount of $46.7 million under the revolving tranche of the $100 Million Facility. The full commitment under the revolving tranche is available for general corporate purposes.
In February 2021, the Company received commitments for a $20 million increase under the $100 Million Facility, which will be available as an additional non-amortizing revolving tranche. The increase will bear interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts and will mature in July 2024, in line with the two existing tranches under the facility. The increase remains subject to acceptable documentation.
On February 16, 2021, the Company's Board of Directors authorized to increase the maximum amount to be paid per share under the share buy-back program from $10.00 to $12.00, or equivalent in NOK if bought at the Oslo Stock Exchange.The other terms of the program remain unchanged.
On February 16, 2021, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2020 of $0.30 per share. The dividend will be paid on or around March 17, 2021, to shareholders on record as of March 3, 2021. The ex-dividend date will be March 2, 2021.
On February 17, 2021, the Company announced that Mr. Harald Gurvin, Chief Financial Officer of Flex LNG Management AS, has decided to leave the Company with effect from March 31, 2021. The Company has appointed Mr. Knut Traaholt, a senior banker with Swedbank, to succeed Mr. Gurvin. Mr. Traaholt will join the Company during the second quarter 2021, and during this period, Mr. Gurvin will be available in an advisory capacity to the Company in order to ensure a smooth transition.

28	Flex LNG Ltd. Fourth Quarter Results 2020

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)
EBITDA is defined as net income/(loss) plus net interest expense, write off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.
(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
Net income	25,817	3,822	23,856	8,105	16,967
Interest income	(176)	(8)	(349)	(327)	(1,073)
Interest expense	12,257	9,945	11,084	41,805	33,875
Write-off of debt issuance costs	—	—	—	—	3,388
Income tax expense	23	44	183	84	182
Depreciation	13,971	10,704	8,683	41,846	28,747
EBITDA	51,892	24,507	43,457	91,513	82,086
(Gain)/loss on derivatives	(1,253)	(2,116)	(1,589)	25,182	1,555
Foreign exchange (gain)/loss	(392)	(503)	(230)	687	54
Adjusted EBITDA	50,247	21,888	41,638	117,382	83,695

29	Flex LNG Ltd. Fourth Quarter Results 2020

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(loss) and Adjusted Earnings/(loss) Per Share
Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.
(Unaudited figures in thousands of $, except per share data)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
Net income	25,817	3,822	23,856	8,105	16,967
Write-off of debt issuance costs	—	—	—	—	3,388
(Gain)/loss on derivatives	(1,253)	(2,116)	(1,589)	25,182	1,555
Foreign exchange (gain)/loss	(392)	(503)	(230)	687	54
Adjusted net income	24,172	1,203	22,037	33,974	21,964

Weighted average number of ordinary shares	54,066,504	54,110,584	54,110,584	54,099,504	54,106,171

Adjusted earnings per share	0.45	0.02	0.41	0.63	0.41

30	Flex LNG Ltd. Fourth Quarter Results 2020

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate
 (i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.
(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
Vessel operating revenues	67,372	33,147	51,994	164,464	119,967
Less:
Voyage expenses	(1,054)	(1,121)	(388)	(3,697)	(6,284)
Time charter equivalent income	66,318	32,026	51,606	160,767	113,683

 (ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.
(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2020	2020	2019	2020	2019
Time charter equivalent income	66,318	32,026	51,606	160,767	113,683

Fleet onhire days	900	688	549	2,679	1,791
Time charter equivalent rate	73,712	46,569	94,000	60,001	63,475

31	Flex LNG Ltd. Fourth Quarter Results 2020